U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

For the month of May, 2002.

KINGSWAY FINANCIAL SERVICES INC.
(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA
(Province or other jurisdiction of incorporation or organization)

5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover or Form 20-F or Form 40-F:]

Form 20-F ____ Form 40-F X

[Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

Yes ____ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

N/A

KINGSWAY FINANCIAL SERVICES INC.

Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINGSWAY FINANCIAL SERVICES INC.

Dated: May 10, 2002

By: W.S.J. ______________________
W. Shaun Jackson
Executive Vice President and
Chief Financial Officer

KINGSWAY'S NET INCOME INCREASES 77% AND WRITTEN PREMIUMS BY 93% TO NEW RECORD LEVELS

Toronto, Ontario (May 2, 2002) – Kingsway Financial Services Inc. (TSE:KFS, NYSE:KFS) today announced record financial results for the quarter ended March 31, 2002.

Q1 2002 Summary

- Earnings per share increased 22% to a Q1 record 33 cents (diluted and basic)
- Net income increased 77% to a quarterly record $16.3 million
- Combined ratio improved to 99.3%
- Annualized return on equity was 11.9%
- Book value per share increased 34% to $11.37
- Gross premiums written increased 93% to a quarterly record of $416.4 million
- Gross premiums increased by 118% for U.S. operations and 37% for Canadian operations

Net income increased by 77% to $16.3 million, compared to $9.2 million reported in the first quarter of last year. Net income was positively affected by the discontinuance of goodwill amortization, which in the first quarter last year amounted to $1.5 million.

Diluted and basic earnings per share increased to 33 cents for the quarter, compared to 27 cents for the first quarter of 2001. Earnings per share increased by 22% in the quarter on 43% more shares outstanding compared to the same quarter last year. In the first quarter last year amortization of goodwill reduced earnings per share by 4 cents.

"The continued growth in revenue and profit is very pleasing", said Bill Star, President & Chief Executive Officer. "We are off to a very positive start to the year, particularly from our U.S. operations which now represent three-quarters of our business. We continue to see exceptional opportunities for profitable growth in the United States and an improvement in market conditions in Canada."

Premium Growth

During the first quarter of 2002, gross premiums written increased 93% to a quarterly record of $416.4 million, compared with $216.0 million last year. Written premiums from U.S. operations increased 118% to $324.1 compared with $148.6 million last year. In the quarter, U.S. operations represented 78% of gross premiums written compared with 69% in the first quarter last year. Written premiums from Canadian operations grew 37% to $92.3 million during the quarter.

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Written premiums from non-standard automobile increased by 57% to $199.7 million over the first quarter last year reflecting increased premium rates and firming market conditions in all of the Company's geographic locations. Written premiums from trucking and commercial automobile increased 211% to $154.6 million compared to $49.7 million in the first quarter last year, as a result of favourable rate increases and a contraction of competitive markets.

Net premiums written increased 93% to $400.3 million compared with $207.0 million for the first quarter of last year. Net premiums earned increased 91% to a record $310.4 million for the quarter, compared with $162.2 million for the first quarter last year. For U.S. operations, net premiums earned increased 133% to $226.7 million compared with $97.4 million in the first quarter of 2001. Net premiums earned from Canadian operations increased by 29% to $83.7 million compared with $64.8 million last year.

The continued growth in written premiums quarter-over-quarter has increased the amount of unearned premiums, the benefit of which will accrue in subsequent quarters. Unearned premiums as at March 31, 2002 grew to $516.7 million, an increase of 22% over the $424.1 million reported at the end of 2001.

Underwriting Profit & Combined Ratio

The combined ratio of 99.3% for the first quarter produced an underwriting profit of $2.2 million, compared with $0.5 million reported in the first quarter of 2001. For the quarter, the U.S. operations combined ratio improved to 96.2% (96.9% last year) and for the Canadian operations the combined ratio was 107.6% (103.8% last year). The results of our Canadian operations were adversely affected by results from Ontario automobile.

Investment Income

Investment income increased to $13.7 million compared with $13.5 million for the first quarter of 2001. In the first quarter last year, investment income was positively affected by a currency exchange gain of $1.9 million compared with a loss of $0.2 million in the first quarter of 2002. Realized gains amounted to $3.7 million compared with $1.9 million in the first quarter of 2001.

Balance Sheet

Total assets as at March 31, 2002 grew to $2.0 billion. Book value per share increased by 34% to $11.37 from $8.47 a year ago. The investment portfolio increased to $1,301.8 million (market value $1,306.4 million), compared to $1,235.4 million (market value $1,247.0 million) as at December 31, 2001. The investment portfolio represents $26.72 per common share at March 31, 2002.

Further Information

The discussion and analysis of our results of operation and information in this press release is an update of the information set forth in our 2001 Annual Report. Further information about our financial results and condition can be found in our Annual Report and other filings.

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Conference Call and Annual General Meeting

The Company will host a conference call today at 1:30 p.m. A live broadcast of the conference call can be accessed at http://www.newswire.ca/webcast/pages/KingswayFinancial20020502/. You may also link to the broadcast through our website at www.kingsway-financial.com. The Company's Annual General Meeting will be held today at 4:00 p.m. at The Design Exchange, 234 Bay Street, Toronto, Ontario.

Forward Looking Statements

This press release includes "forward looking statements" that are subject to risks and uncertainties. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway's securities filings, including its 2001 Annual Report under the heading Risks and Uncertainties in the Management's Discussion and Analysis section. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About the Company

Kingsway's primary business is the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through nine wholly-owned subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Kingsway Financial, Kingsway General, York Fire, Jevco and Kingsway Reinsurance (Bermuda) are all rated "A" Excellent by A.M. Best. The Company's senior debt is rated 'BBB' (investment grade) by Standard and Poor's. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

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For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888
Fax: (905) 629-5008
Web Site: www.kingsway-financial.com

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the three months ended March 31, 2002 and 2001
(In thousands of Canadian dollars, except for per share amounts)

	2002	2001
	(unaudited)	
Gross premiums written	$416,397	$216,035
Net premiums written	$400,317	$207,014
Revenue:		
Net premiums earned	$310,369	$162,206
Investment income	13,770	13,509
Net realized gains	3,713	1,858
	327,852	177,573
Expenses:		
Claims incurred	219,789	115,211
Commissions and premium taxes	64,147	27,309
General and administrative expenses	24,238	19,182
Interest expense	2,822	2,565
	310,996	164,267
Income before income taxes	16,856	13,306
Income taxes	597	2,661
Net income before goodwill	16,259	10,645
Amortization of goodwill, net of applicable income tax	-	1,483
Net income	$16,259	$9,162
Earnings per share before goodwill:		
Basic:	$0.33	$0.31
Diluted:	$0.33	$0.31
Earnings per share:		
Basic:	$0.33	$0.27
Diluted:	$0.33	$0.27
Weighted average shares outstanding:		
Basic:	48,678	34,071
Diluted:	49,470	34,497
Claims ratio	70.8%	71.0%
Expense ratio	28.5%	28.7%
Combined ratio	99.3%	99.7%
Underwriting profit	$2,195	$504
Return on equity (annualized)	11.9%	13.1%
Book value per share	$11.37	$8.47

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of Canadian dollars)

	March 31 2002 (unaudited)	Dec. 31 2001 (audited)
ASSETS		
Cash	$ 103,537	$ 96,200
Investments	1,183,081	1,126,998
Accrued investment income	15,190	12,173
Accounts receivable and other assets	272,098	176,692
Due from reinsurers and other insurers	122,778	131,462
Deferred policy acquisition costs	116,312	95,717
Income taxes recoverable	3,904	1,246
Future income taxes	24,063	23,086
Capital assets	40,433	38,643
Goodwill	76,570	76,527
	$ 1,957,966	$1,778,744
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Bank indebtedness	$ 144,590	$ 144,516
Accounts payable and accrued liabilities	89,141	76,548
Unearned premiums	516,743	424,120
Unpaid claims	646,900	589,963
Other liabilities	6,810	6,755
	1,404,184	1,241,902
SHAREHOLDERS' EQUITY		
Share capital *Issued and outstanding number of common shares* *48,723,883 – March 31, 2002* *48,657,206 – December 31, 2001*	356,705	356,232
Currency translation adjustment	15,707	15,499
Retained earnings	181,370	165,111
	553,782	536,842
	$ 1,957,966	$ 1,778,744

KINGSWAY FINANCIAL SERVICES INC.
SUPPLEMENTARY INFORMATION TO PRESS RELEASE
As at March 31, 2002 and December 31, 2001
(In thousands of Canadian dollars)

1. **Cash and Investments**:

	March 31, 2002	
	Carrying Amount	Fair value
Term deposits	$ 143,732	$ 143,566
Bonds:		
Government	388,963	386,651
Corporate	480,664	477,054
Preferred shares	7,389	6,450
Common shares	78,769	90,377
Financed premiums	83,564	83,564
	$ 1,183,081	$ 1,187,662

	December 31, 2001	
	Carrying Amount	Fair value
Term deposits	$ 192,191	$ 192,163
Bonds:		
Government	305,003	308,467
Corporate	425,009	427,271
Preferred shares	9,317	8,328
Common shares	101,879	108,758
Financed premiums	93,599	93,599
	$ 1,126,998	$ 1,138,586

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF CASHFLOWS
For the three months ended March 31, 2002 and 2001
(In thousands of Canadian dollars)

	2002	2001
	(unaudited)	
Cash provided by (used in):		
Operating activities:		
Net income	$16,259	$9,162
Items not affecting cash:		
Amortization	1,332	2,838
Future income taxes	(1,368)	3,385
Net realized gains	(3,713)	(1,858)
Amortization of bond premiums and discounts	767	(1,845)
	13,277	11,682
Net change in non-cash balances:	47,729	12,472
	61,006	24,154
Financing activities:		
Increase of share capital, net	473	126
Decrease in bank indebtedness	(6)	(3,182)
	467	(3,056)
Investing activities:		
Purchase of investments	(679,669)	(481,162)
Proceeds from sale of investments	616,850	461,472
Financed premiums receivable, net	11,408	3,094
Additions to capital assets	(2,725)	(1,705)
	(54,136)	(18,301)
Increase in cash during period	7,337	2,797
Cash, beginning of period	96,200	29,840
Cash, end of period	$103,537	$32,637

KINGSWAY ANNOUNCES EXECUTIVE APPOINTMENTS

Toronto, Ontario (May 7, 2002) – William G. Star, Chairman and Chief Executive Officer of Kingsway Financial Services Inc., is pleased to announce the appointments of Gary Bhojwani as President of Lincoln General Insurance Company ("Lincoln") and Scott Wollney as President of Avalon Risk Management, Inc. ("Avalon"). Gary Orndorff will continue in his position as Executive Vice President and General Manager of Lincoln and will work closely with Gary in his new role.

Mr. Bhojwani was formerly President of Avalon which is a wholly owned subsidiary of Kingsway. Mr. Bhojwani and Mr. Wollney founded Avalon in 1998 and since then have overseen its growth from the start up to its present day role as a logistics focused insurance company. Mr. Bhojwani and Mr. Wollney each have over 10 years experience which they will bring to their new roles.

"I am very pleased to announce the promotions of both Gary and Scott", said Bill Star, President & Chief Executive Officer. "Gary and Scott are both young, dynamic individuals that have grown their experience within the Kingsway Group. It is particularly pleasing to be able to offer challenging and exciting opportunities within the Kingsway Group in order to attract and retain strong management."

About the Company

Kingsway's primary business is the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through nine wholly-owned subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Kingsway Financial, Kingsway General, York Fire, Jevco and Kingsway Reinsurance (Bermuda) are all rated "A" Excellent by A.M. Best. The Company's senior debt is rated 'BBB' (investment grade) by Standard and Poor's. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

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For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888
Fax: (905) 629-5008
Web Site: www.kingsway-financial.com